                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

                  For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to ____

                         Commission File Number: 0-1349

       A.  ENESCO GROUP, INC. RETIREMENT PLAN
           ----------------------------------
               (Full title of the plan)

       B.  Enesco Group, Inc., 225 Windsor Drive, Itasca, IL  60143
           ---------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION

       The following information is furnished for the Plan:

(1)    Consent of Independent Registered Public Accounting Firm.
(2)    Report of Independent Registered Public Accounting Firm.
(3) Statements of Net Assets Available for Benefits, as of December 31, 2003 and December 31, 2002.
(4) Statement of Changes in Net Assets Available for Benefits, for the year ended December 31, 2003.
(5)    Notes to Financial Statements and Supplemental Schedule.


                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




DATE:  June 28, 2004                     By: /s/ Josette Goldberg
                                             -----------------------------------
                                             Josette Goldberg, Chair
                                             Administrative Committee of
                                             Enesco Group, Inc. Retirement Plan

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the registration statement
(No. 33-11415) on Form S-8 of Enesco Group, Inc. of our report dated June 18, 2004, relating to the statements of net assets available for benefits of Enesco Group, Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, which report appears in this December 31, 2003 Annual Report on Form 11-K of Enesco Group, Inc. Retirement Plan.


/s/ KPMG LLP

Chicago, Illinois
June 28, 2004

                       ENESCO GROUP, INC. RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                           December 31, 2003 and 2002



                                TABLE OF CONTENTS




                                                                                                              PAGE

Report of Independent Registered Public Accounting Firm                                                         1

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                           2

     Statement of Changes in Net Assets Available for Benefits for the Year ended December 31,
        2003                                                                                                    3

     Notes to Financial Statements                                                                              4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2003                              8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Administrator
Enesco Group, Inc. Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of Enesco Group, Inc. Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 18, 2004

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



                       ENESCO GROUP, INC. RETIREMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002


                                                           2003            2002
                                                       -----------     -----------
Assets:
     Investments                                       $26,716,395      23,903,466
                                                       -----------     -----------
     Receivables:
        Company contributions                               16,920         771,463
        Participant contributions                           30,640          32,234
                                                       -----------     -----------
                 Total receivables                          47,560         803,697
                                                       -----------     -----------
                 Net assets available for benefits     $26,763,955      24,707,163
                                                       ===========     ===========


See accompanying notes to financial statements

                       ENESCO GROUP, INC. RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2003


Additions:
     Additions to net assets attributed to:
        Investment income:
           Interest and dividends                                       $   380,737
           Net appreciation in fair value of investments                  4,424,050
                                                                        -----------
                 Total investment income                                  4,804,787
                                                                        -----------
        Contributions:
           Participant                                                    1,429,114
           Company                                                          690,928
                                                                        -----------
                 Total contributions                                      2,120,042
                                                                        -----------

                 Total additions                                          6,924,829
                                                                        -----------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                     2,585,570
        Administrative expenses                                              80,993
        Transfers to other plan                                           2,201,474
                                                                        -----------
                 Total deductions                                         4,868,037
                                                                        -----------

                 Net increase in assets available for plan benefits       2,056,792
                                                                        -----------
Net assets available for plan benefits:
     Beginning of year                                                   24,707,163
                                                                        -----------
     End of year                                                        $26,763,955
                                                                        ===========


See accompanying notes to financial statements.

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)    DESCRIPTION OF THE PLAN

       The Enesco Group, Inc. Retirement Plan (the Plan) is a defined contribution plan established by Enesco Group, Inc. (the Company) to provide eligible employees with a program to save for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       As of January 1, 2003, the Plan was amended and restated so that the Plan would become a 401(k) "Safe Harbor Plan" under IRS rules. The amendments included changes in the amount of permitted employee contributions, the matching contribution formula and vesting provisions. Also, the Plan no longer offered the Money Purchase feature of the Plan as provided in previous years, as a separate Money Purchase Plan was created. Plan assets of $2,201,474 that related to the Money Purchase feature were transferred out of the Plan on January 1, 2003 into the new Money Purchase Plan created by the Company.

       (a)    ELIGIBILITY

              All employees of the Company are eligible to become participants in the Plan on applicable entry dates, which are defined by the Plan as the first day of each calendar month.

       (b)    PARTICIPANT CONTRIBUTIONS

              Participants may elect to contribute a minimum of 1% up to a maximum of 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans. Participants that are age 50 or older at any time during a calendar year may make additional elective deferrals (catch-up contributions) in excess of previously defined elective deferrals up to $2,000 in 2003. This limit will increase by $1,000 each year through 2006, at which time the limit will be $5,000. After December 31, 2006, increases will be adjusted for inflation, rising in $500 increments.

       (c)    COMPANY CONTRIBUTIONS

              The Company provides for matching contributions (Matching Contributions), paid in shares of the Company's common stock, of 100% of a participant's contribution not to exceed 3% of compensation for the plan year, plus 50% of contributions that exceed 3% of compensation but do not exceed 5% of compensation. A participant may change their investment allocation in the Company's common stock to other funds not more than once per fiscal quarter.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of Plan earnings/losses, net of any investment and administrative expenses, and forfeitures. Allocations are based on participant contributions, and account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants direct the investment of their individual account balance into various investment options offered by the Plan, which, as of December 31, 2003, consisted of a Company stock fund and ten mutual funds.

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002




       (e)    VESTING

              Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon.

       (f)    FORFEITURES

              Forfeitures are used first to reinstate certain participants' forfeited accounts, as defined in the plan agreement, and then to pay certain plan expenses. Any excess amounts are allocated to eligible participants, as defined in the plan agreement.

       (g)    PARTICIPANT LOANS

              Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

       (h)    BENEFIT PAYMENTS

              Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed in a lump-sum payment to them upon permanent disability or death, upon reaching normal retirement age (65), or upon termination of employment.

       (i)    PLAN TERMINATION

              Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



       (c)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its year-end closing price. Participant loans are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       (d)    PAYMENT OF BENEFITS

              Benefit payments are recorded when paid.

       (e)    ADMINISTRATIVE EXPENSES

              Administrative expenses are generally paid by the Plan.

 (3)   INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:


                                                                      2003            2002
                                                                  ------------     -----------
Mutual funds:
     Vanguard Extended Market Index Fund, 158,989 and
        163,288 shares, respectively                              $  4,238,652      3,060,010
     Vanguard International Growth Fund, 129,709 and
        126,814, respectively                                        2,092,212      1,542,064
     Vanguard Prime Money Market Fund, 4,843,740 and
        6,416,030 shares, respectively                               4,843,740      6,416,030
     Vanguard Total Bond Market Index Fund, 238,385 and
        258,863 shares, respectively                                 2,457,754      2,687,000
     Vanguard U.S. Growth Fund, 186,058 and
        215,678 shares, respectively                                 2,820,644      2,601,079
     Vanguard Wellington Fund, 142,225 and 151,643 shares,
        respectively                                                 4,097,497      3,724,359
Common stock:
     Enesco Group, Inc. common stock, 334,630 and 291,275
        shares, respectively                                         3,453,386      2,062,062


       The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                       ENESCO GROUP, INC. RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 2003 and 2002


 (4)   RELATED-PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(5)    TAX STATUS OF THE PLAN

       The Plan has received a favorable determination letter dated September 6, 2002 from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code (Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The plan sponsor and plan administrator are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

                       ENESCO GROUP, INC. RETIREMENT PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003

                     (b) IDENTITY OF ISSUE/                                                            (e) CURRENT
  (a)              (c) DESCRIPTION OF INVESTMENT                                 (d) COST                   VALUE
 -----     ---------------------------------------------                         --------              -------------
           Mutual funds:
   *       American Funds New Perspective                                            **                 $    161,677
   *       Vanguard Extended Market Index Fund                                       **                   4,238,652
   *       Vanguard International Growth Fund                                        **                   2,092,212
   *       Vanguard Prime Money Market Fund                                          **                   4,843,740
   *       Vanguard Total Bond Market Index Fund                                     **                   2,457,754
   *       Vanguard U.S. Growth Fund                                                 **                   2,820,644
   *       Vanguard Wellington Fund                                                  **                   4,097,497
   *       Vanguard Total Stock Market Index Fund                                    **                   1,144,609
   *       Vanguard Windsor II Fund                                                  **                   1,248,354
   *       Vanguard Morgan Growth Investment Fund                                    **                      71,213
           Common stock:
   *       Enesco Group, Inc. common stock                                           **                   3,453,386
   *       Participant loans, 5% to 5.25%                                          **                      86,657
                                                                                                        -----------
                                                                                                        $26,716,395
                                                                                                        ===========


* Represents a party-in-interest.
**Cost omitted for participant-directed investments.



See accompanying report of independent registered public accounting firm.